

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 26, 2017

Via Email

Jonathan K. Layne
Gibson, Dunn & Crutcher LLP
2029 Century Park East
Los Angeles, CA 90067

> **Re:** **Herbalife Ltd.**
> **Schedule TO-I/A filed on September 18, 2017**
> **File No. 005-80216**

Dear Mr. Layne:

The staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the amended filing listed above and the response letter of the same date included with that filing. We have the following additional comments:

Schedule TO-I/A filed September 18, 2017 – Item 10. Financial Statements

1. Refer to comment 1 in our first comment letter dated September 7, 2017 and your response. It appears that the Offer may cause your stockholders equity to become negative. Please disclose this pro forma effect.

Exhibit 99(A)(1)(A) – Offer to Purchase

How will the CVR amount be calculated?

2. Refer to comment 9 in our first comment letter and your response. The new disclosure in this section in response to comment 9 seems to leave open the possibility that there are other factors besides those listed that could allow the Company to adjust the value of the CVR. For example, the use of the term "including" before the list of events such as a "reorganization, reclassification, combination of shares, recapitalization…" implies that there could be other events which could result in an adjustment. In addition, the phrase "and make certain other adjustments" after this list seems to indicate that the Company may retain discretion to make other changes that would impact the value of the CVR. While

we understand that whether the CVR will ultimately result in an additional cash payment to tendering holders is not known at this time, the method by which the calculation would be determined should be fully described here. Please revise to describe, or advise.

Conditions of the Tender Offer

3.   Refer to prior comment 20 and your response, including the revised language in the last bullet point on page 25. While we understand your response to mean that some triggering events could be knowable before the Expiration Time (such as if the Company receives notice that counterparties to the capped call or forward share repurchase transactions will make or will likely make negative adjustments to the consideration for such transactions), it is not clear how the Company could know before the expiration of the Offer that the CVRs "have a significant value." Clarify the circumstances under which the Company could make this determination. For example, would this occur only if the Company is in negotiations for an extraordinary transaction which would trigger a possible CVR payment? (We would assume this fact would be required disclosure). Please revise or advise.

4.   Refer to comment 21 in our first comment letter and your response. In addition, refer to our last comment above. Since the value of the CVR would be determined after the Offer expires, it is not clear to us how this Offer condition could be triggered/evaluated as of the Expiration Time. Please revise or advise.

Legal Matters; Regulatory Approvals

5.   We note your response to comment 23 in our first comment letter. Please be aware, however, that three to five business days may not be sufficient time remaining in the Offer, depending on the materiality of the new disclosure you may disseminate. Please confirm your understanding.

Background and Reasons for Including a CVR in the Offer Consideration

6.   Refer to comment 24 in our first comment letter and your response, including the expanded disclosure in this section. Since the consideration shareholders are being offered here depends in part on the potential value of the CVR, which in turn depends on whether a Going Private Transaction occurs within two years of the Expiration Time, explain why the Company terminated the ongoing discussions with Party A in August 2017 (including any role that the financial advisor played in this decision). In addition, explain why, when Party A indicated it was still interested in a transaction after receiving notice of termination from the Company, the Company did not reengage with Party A.

7.   We note the new disclosure added to this section in response to comment 24 in our first comment letter. Expand the description of the significant steps taken by the Company during its interactions with Party A and the discussions and negotiations between the parties from November 2016. Some matters that should be addressed in the expanded disclosure include the following:

- When did the Company engage a financial advisor, what was the advisor's role in the negotiations with Party A and otherwise, and what steps did it take during these discussions? Did the financial advisor reach any conclusions with respect to Party A's interest in a transaction?

- When did the Company grant Party A access to a data room and allow due diligence to begin?

- How long did due diligence proceed before being terminated by the Company?

- Although no specific valuation was provided for the Company's shares, what range of values was referenced by the parties and were there discussions specifically regarding the price per share in a potential transaction?

- After the parties entered into a nondisclosure agreement on December 23, 2016, what kind of information was shared with Party A?

8.   With respect to the second bullet point in comment 24 in our first comment letter, we asked whether the "various parties" you referenced included either affiliates of the Company or of its control persons. Your revised disclosure in response addresses only affiliates of the Company itself. Please revise to respond fully to our original comment.

9.   Refer again to comment 24 in our first comment letter and the revised disclosure in this section explaining how the Board set the two-year term for the CVR. In the new paragraph where you discuss the reasons for the two-year term, include the explanation you provided in the last paragraph of your response to this comment (in your response letter). (This disclosure relates to why the Board decided on a two-year versus a one-year term for the CVR).

        Please amend your filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: James J. Moloney, Esq. (via email)